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                                   EXHIBIT 7.5


FOR IMMEDIATE RELEASE                                      CONTACT: TOM VARNEY
                                                                (212) 258-4335
                                                  thomas.varney@sc.siemens.com

               SIEMENS TO ACQUIRE ENTEX INFORMATION SERVICES, INC.

Acquisition Bolsters Siemens IT Service GmbH Global Capability to Support Mission Critical and E-Business IT Systems and Infrastructure

         New York and Munich, March 14, 2000 - Siemens has announced today that it has entered into an agreement to acquire ENTEX Information Services, Inc. of Rye Brook, NY. Upon closing the combined operations will be one of the strongest independent IT service providers in North America, with worldwide revenues of nearly $2.2 billion and approximately 13,000 employees.

         Terms of the agreement are detailed in the Addendum.

         The acquisition marks an important step in Siemens' IT Service strategy to establish a truly global information technology consulting and infrastructure support business focused on helping customers migrate to and gain maximum advantage from rapidly advancing mission critical and e-business technologies.

         Closing is subject to regulatory review and the expiration of applicable antitrust waiting periods.

         Paul Stodden, president and CEO of Siemens global IT Service business said: "The acquisition will enable us to provide borderless information technology services that offer customers the power and expertise they will need to leverage the benefits of U.S. developed e-business technologies on a worldwide basis. We are opening a global menu of possibilities to our North American and global customers by focusing on complex systems and networks used for mission critical systems and e-business solutions. This will position Siemens as one of the truly global providers of platform- and vendor-independent information technology services."

         John McKenna, CEO of ENTEX Information Services, Inc. said: "The business logic of joining the Siemens organization results in an outstanding win-win for our customers, employees and our company."

         "ENTEX will have the backing of one of the world's premiere technology companies and access to resources that will permit its accelerated growth. We are very excited about the prospects that lay before us and believe that joining Siemens will significantly improve our ability to realize our vision.", he concluded.

         The new company "ENTEX IT Service, a Siemens Company" will be formed by


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merging the Siemens IT Service entity in North America with ENTEX Information
Services Inc.

         John McKenna, currently ENTEX's CEO, will assume the same position in the new company.

         ENTEX Information Services, Inc. is a leading provider of distributed computing infrastructure services to Fortune 1000 companies and other large, information intensive businesses. ENTEX has annual sales of approximately $484 million (as of fiscal year-end 1999) and employs approximately 5,000 technical professionals in over 50 sales and service locations throughout the U.S. The company provides a complete spectrum of integrated technology solutions ranging from desktop and network outsourcing, consulting services and field dispatch services and currently has over 770,000 desktops and 30,000 servers under management. ENTEX helps it customers to reduce the cost of ownership and increase the value in their information technology investments. The company has been recognized in the industry for its progressive role in helping customers migrate and gain maximum value from rapidly advancing e-business technology.

         Siemens IT Service GmbH & Co. OHG had revenue of $1.7 billion in the 1998/99 business year. The Munich-based company is the second biggest supplier of IT services in Europe; provides services in over 100 countries and employs 8,000 specialists worldwide.

         The company acts as a strong strategic partner to many leading European organizations and provides a comprehensive portfolio of vendor independent services including: Systems and Network management, E-business Services, Consultancy, Project Management, and platform-independent Systems and Software services.

         Siemens IT Service is part of the Information and Communications business segment of Siemens AG, a global powerhouse in electrical engineering and electronics with more than $75 billion in sales.

         Information and Communications consists of three groups: Information and Communication Networks (59,000 employees, $13 billion sales), Information and Communication Products (33,000 employees, $11 billion sales) and Siemens Business Services (21,000 employees, $4 billion sales).

         Siemens IT Services USA, headquartered in San Jose, Calif., currently pursues two lines of business: a UNIX/Windows NT client-server mission-critical computing consulting business; and support services for UNIX data center infrastructure and point-of-sale equipment.

ABOUT SIEMENS

         Siemens is an industry leader in telecommunications; energy and power; lighting and precision materials; industry and automation; and healthcare, and a key player in microelectronics and components; transportation; information systems and other products.


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Siemens AG, based in Berlin and Munich, is one of the world's largest electrical engineering and electronics companies and employs approximately 443,000 people in 193 countries.

         ENTEX and ENTEX Information Services, Inc. are trademarks or registered trademarks of ENTEX Information Services, Inc.

ADDENDUM: CONSIDERATION TO BE RECEIVED IN THE MERGER

         Siemens will acquire in the merger all of the outstanding common stock of ENTEX for an aggregate cash purchase price of $105 million less the following deductions, without duplication:

             * the amount by which ENTEX's current assets less total
               liabilities at the "Measurement Date" referred to below are less than ENTEX's current assets less total liabilities at September 26, 1999;

             * the expenses of ENTEX in connection with the merger, including legal and financial advisor fees and expenses and bonus, severance and additional compensation costs;

             * the $12.5 million premium which will be payable in connection with the redemption of ENTEX's 12-1/2% Senior Subordinated Notes due 2006;

             * an amount equal to $32.2 million less the book value of ENTEX's
               Subordinated Debentures as of the Measurement Date. It is estimated that this deduction will be approximately $12.0 million.

         The first $20.0 million of the aggregate purchase price will be deposited into an interest-bearing escrow to satisfy any indemnification claims by Siemens relating to breaches of any representations, warranties or covenants in the merger agreement. Any of these funds not utilized for such purposes (net of escrow-related expenses) will be paid to the former ENTEX stockholders eighteen months following the Measurement Date, except to the extent of any unresolved indemnification claims as of such date.

         The next $20.0 million of the aggregate purchase price, if any, will be deposited into an interest-bearing escrow to satisfy any tax liabilities and related expenses relating to ENTEX's 1994, 1995 and 1996 fiscal years. Any of these funds not utilized for such purposes (net of certain escrow-related expenses) will be paid to the former ENTEX stockholders upon receipt of a refund currently pending before the IRS with respect to these tax years or other resolution of such tax matters. While the timing of the refund or other definitive resolution of these tax matters cannot be determined, it is not anticipated to occur prior to June 30, 2000.

         The remainder of the aggregate purchase price, if any (after a $500,000 reserve that may be utilized by Dort A. Cameron, III, the Chairman and controlling stockholder of ENTEX, for expenses in his capacity as stockholders' representative) will be released to the


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former stockholders of ENTEX promptly following the later of the resolution of the Closing Statement referred to below or the effective time of the merger.

         Mr. Cameron, certain of his affiliates and John A. McKenna, ENTEX's Chief Executive Officer, have granted to Siemens a call option to purchase 24,719,596 shares of ENTEX common stock in the aggregate, exercisable at any time at the purchase price to be paid in the merger, payable at the same time(s) other stockholders receive their consideration. In addition, Siemens has granted to these stockholders the option to put their shares to Siemens for the same purchase price in the event the Securities Exchange Commission reviews ENTEX's Information Statement on Schedule 14C to be filed in connection with the merger and the conditions to the merger are then satisfied.

         If either the call option or put option is exercised, the "Measurement Date" will be the date shares of ENTEX common stock are purchased pursuant to such exercise. If neither option is exercised, the "Measurement Date" will be the effective time of the merger, which will occur promptly upon satisfaction of the conditions to the merger. Holders of 7,104,148 shares of ENTEX common stock have tag-along and drag-along rights and obligations. If either the call option or the put option is exercised, Mr. Cameron will exercise his drag-along rights, thereby requiring the holders of such shares to sell such shares to Siemens on the same terms as his sale, including purchase price and timing of receipt of payment.

         Within thirty days following the Measurement Date, Siemens will deliver to Mr. Cameron, as the stockholders' representative, a Closing Statement setting forth the calculation of the aggregate purchase price, based on the balance sheet of ENTEX as of the Measurement Date. Mr. Cameron will have up to 15 days to either approve or object to their Closing Statement. If he objects to their Closing Statement, there is a dispute resolution mechanism in the merger agreement that contemplates resolution of any objections within 40 days after Mr. Cameron's objections, although actual resolution may take longer.

         Each share of ENTEX common stock will be entitled to receive its proportionate share of the aggregate purchase price (as calculated in the manner and at the times described above). As of March 9, 2000, there were 32,814,724 outstanding shares of ENTEX common stock. Because the final deductions to the purchase price will not be known until the Closing Statement is agreed to, and the total claims against the escrow amounts will not be finally known until the end of the respective escrow periods, ENTEX cannot determine at this time what either the aggregate purchase price or the purchase price per share will be.

         However, ENTEX estimates that the purchase price per share (including amounts that will be subject to claims of Siemens under the two escrows) will be between $1.20 and $1.50, and may be significantly less than such amount.

REDEMPTION OF THE OUTSTANDING SENIOR SUBORDINATED NOTES

Pursuant to the terms of the merger agreement, and in accordance with the terms of the indenture for ENTEX's 12-1/2% Senior Subordinated Notes due 2006, ENTEX will call for


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redemption all of the Notes outstanding at a redemption price equal to 112-1/2%
of their principal amount plus accrued interest to the date of redemption. The redemption of the Notes will be funded by Siemens and is expected to take place at least 30 days, and no more than 60 days, after the Measurement Date.